UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*



                     Flagstone Reinsurance Holdings Limited
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                                (Name of Issuer)

                    Common Shares, $0.01 par value per share
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                         (Title of Class of Securities)

                                    G3529T105
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                                 (CUSIP Number)

                                                 with a copy to:
     Gregory L. Florio, Esq.                     Robert G. Minion, Esq.
     Marathon Asset Management, LP               Lowenstein Sandler PC
     One Bryant Park, 38th Floor                 1251 Avenue of the Americas
     New York, New York 10036                    New York, New York 10020
     212.381.0159                                973.597.2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 2009
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    G3529T105
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1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
     (entities only):

                Marathon Asset Management, LP
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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)           Not
     (b)        Applicable
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3.   SEC Use Only

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4.   Source of Funds (See Instructions):  AF, WC
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):
                Not Applicable
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6.   Citizenship or Place of Organization:   Delaware
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   Number of                          7. Sole Voting Power:           2,275,127*
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:                 0*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:      2,275,127*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0*
                                         ---------------------------------------
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    2,275,127*
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):         Not Applicable
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13.  Percent of Class Represented by Amount in Row (11):     2.7%*
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14.  Type of Reporting Person (See Instructions):  IA
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* As of November 6, 2009,  Marathon Special  Opportunity  Master Fund, Ltd. (the
"Master Fund") and Marathon Special Opportunity Liquidating Fund, Ltd. (the "Liquidating Fund" and together with the Master Fund, the "Funds") held in the aggregate 2,275,127 shares of common shares, par value $0.01 per share (the "Shares"), of Flagstone Reinsurance Holdings Limited, a Bermuda exempted company (the "Company"). Marathon Asset Management, LP, a Delaware limited partnership (the "Investment Manager"), serves as the investment manager of the Funds pursuant to one or more Investment Management Agreements between the Investment Manager and the Funds. As a result, the Investment Manager possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Accordingly, as of November 6, 2009, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Investment Manager is deemed to beneficially own 2,275,127 Shares, or 2.7% of the Shares deemed issued and outstanding as of that date.


THIS SCHEDULE 13D AMENDMENT NO. 3 CORRECTS INFORMATION SET FORTH IN SCHEDULE 13D AMENDMENT NOS. 1 AND 2 FILED BY THE INVESTMENT MANAGER WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 9, 2009 AND SEPTEMBER 10, 2009, RESPECTIVELY.

THIS SCHEDULE 13D AMENDMENT NO. 3 CORRECTS INFORMATION SET FORTH IN SCHEDULE 13D AMENDMENT NOS. 1 AND 2 FILED BY THE INVESTMENT MANAGER WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 9, 2009 AND SEPTEMBER 10, 2009, RESPECTIVELY.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          According to the Form 10-Q for the quarterly period ended September 30, 2009, and filed with the Securities and Exchange Commission on November 3, 2009, there were 82,864,844 shares of common shares, par value $0.01 per share (the "Shares"), of Flagstone Reinsurance Holdings Limited, a Bermuda exempted company (the "Company"), issued and outstanding as of November 2, 2009. As of November 6, 2009, Marathon Special Opportunity Master Fund, Ltd. (the "Master Fund") and Marathon Special Opportunity Liquidating Fund, Ltd. (the "Liquidating Fund" and together with the Master Fund, the "Funds") held in the aggregate 2,275,127 Shares.

          Marathon Asset Management, LP, a Delaware limited partnership (the "Investment Manager"), serves as the investment manager of the Funds pursuant to one or more Investment Management Agreements between the Investment Manager and the Funds. As a result, the Investment Manager possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Accordingly, as of November 6, 2009, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Investment Manager is deemed to beneficially own 2,275,127 Shares, or 2.7% of the Shares deemed issued and outstanding as of that date.

          The following table details (i) the transactions during the sixty days on or prior to November 6, 2009 and (ii) the transactions on or before November 6, 2009 that were not disclosed in Schedule 13D Amendment Nos. 1 and 2, in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by the Investment Manager or any other person or entity controlled by the Investment Manager or any person or entity for which the Investment Manager possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).


                                      Sales
                                      -----

           Date                Security            Amount            Price

           08/12/2009           Shares              51,647           $11.2262
           08/14/2009           Shares               4,838           $9.58
           09/09/2009           Shares              38,314           $10.5437
           09/10/2009           Shares              91,301           $10.5432

           09/11/2009           Shares              10,133           $10.5115
           09/14/2009           Shares             180,779           $10.4738
           09/15/2009           Shares              92,900           $10.4603
           09/22/2009           Shares             281,989           $10.9657
           09/23/2009           Shares             778,100           $10.7078
           09/25/2009           Shares              38,301           $10.6275


          No other person is known by the Investment Manager to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Investment Manager.

          As of August 26, 2009, the Investment Manager ceased to beneficially own more than 5% of the outstanding Shares.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       November 6, 2009

                                       MARATHON ASSET MANAGEMENT, LP

                                       By:  Marathon Asset Management GP, LLC,
                                            its general partner


                                       By:  /s/ Andrew Rabinowitz
                                          --------------------------------------
                                          Name:  Andrew Rabinowitz
                                          Title: Chief Operating Officer/Partner




  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).